Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MARCH 2020	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Intends to Rely on SEC Relief and Delay Approval of Consolidated Annual Financial Statements and Publication Of 2019 20-F

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--March 30, 2020--Natuzzi S.p.A. (NYSE:NTZ) - In accordance with the Securities and Exchange Commission (“SEC”) Order Under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules Thereunder (SEC Release No. 34-88318) dated March 4, 2020, as amended on March 25, 2020 (SEC Release No. 34-88465) (the “SEC Order”), Natuzzi S.p.A. (the “Company”) hereby provides notice that it intends to rely on the relief provided by the SEC Order in connection with the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”).

On February 24, 2020, the Company issued a press release (furnished to the SEC on Form 6-K) providing preliminary updates on the impacts of the COVID-19 outbreak on its operations in China. On March 13, 2020, the Company issued a further press release (furnished to the SEC on Form 6-K) indicating that the aggressive spreading of the COVID-19 outbreak outside of China, in particular in Italy, and the resulting extensive government-imposed restrictions and containment measures have had an impact on the Company’s business and operational activities.

Because the Company is headquartered in Santeramo in Colle, Bari, Italy, it is subject to the quarantine imposed by the Italian government in response to the COVID-19 outbreak, which includes restrictions on domestic and international travel, restrictions on public gatherings, and a general “stay at home” order for the Italian population. The quarantine has materially restricted the ability of the Company to access the Company’s premises and records. Consequently, the Company cannot ensure that all activities required to finalize the Company’s consolidated financial statements can be completed within the original deadline.

Further, as part of the measures adopted by the Italian government in response to the COVID-19 outbreak, art. 106 of the Decree n. 18 of March 17, 2020 (the “Italian Order”) overrides certain shareholder meeting requirements set forth in the Company’s by-laws and the Italian Civil Code. The Italian Order extends the deadline for the Company to hold a shareholder meeting to approve its financial statements from 120 days to 180 days after the end of the applicable financial year. In accordance with the Italian Order, the Company intends to call a shareholder meeting to approve its financial statements for the year ended December 31, 2019 no later than 180 days after December 31, 2019.

In reliance on the SEC Order, the Company expects to file its annual report on Form 20-F for the financial year ended December 31, 2019 no later than 45 days after April 30, 2020.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Any such securities have not been registered under the U.S. Securities Act of 1933 (as amended, the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the SEC, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.
Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Contacts

NATUZZI INVESTOR RELATIONS
Piero Direnzo | +39.080.8820.812 | pdirenzo@natuzzi.com

NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office) | +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	MARCH 30, 2020	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi